UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2026

Wing Fung Alfred Siu
Chief Executive Officer
NewGenIvf Group Limited
36/39-36/40, 13th Floor, PS Tower
Sukhumvit 21 Road (Asoke)
Khlong Toei Nuea Sub-district
Watthana District, Bangkok 10110
Thailand

Re: NewGenIvf Group Limited
Draft Registration Statement on Form F-1
Submitted July 13, 2026
CIK No. 0001981662

Dear Wing Fung Alfred Siu:

We have conducted a limited review of your draft registration statement and have the following comments.

Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Prospectus Summary
Real World Asset Tokenization, page 27

1. We note that you have been engaged to act as the worldwide agent for the tokenization of World Chinese Museum's private art collection and that the initial tranche of artwork to be tokenized is expected to be valued at $2 million. Please clarify if you have entered into a definitive agreement with World Chinese Museum, and if so, expand your disclosure to discuss in greater detail the tokenization process and the material terms of this agreement, including the consideration you will receive. In addition, please file this agreement as an exhibit to registration statement, or tell us why it is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Exclusive Agency Agreement with PredicXion Group Limited, page 29

2. We note your disclosure that you entered into an exclusive agency agreement with PredicXion on June 2, 2026, pursuant to which PredicXion appointed NewGenIvf as its exclusive agent for the promotion, marketing and facilitation of its K25.ai platform in Thailand, Singapore, Japan and such other APAC markets as may be mutually agreed by the parties from time to time. In consideration for its services under the agreement, NewGenIvf is entitled to tiered commissions on the annual gross profit generated by K25.ai from customers introduced or directly serviced by NewGenIvf. Please revise to further discuss the services to be rendered by NewGenIvf in connection with the promotion, marketing and facilitation of the K25.ai platform in the referenced markets. Please also revise to broadly discuss the K25.ai platform and explain how such services is related to your assisted reproductive services in the Asia-Pacific, if applicable.

Risk Factors
Our planned Solana strategy may not be successful, page 33

3. You disclose that you hold 13,000.23 SOL tokens as of the date of this prospectus on page 33, whereas you disclose that you hold 8,000.23 SOL tokens as of the date of the prospectus on page 34. Please revise as appropriate for clarity and consistency.

4. We note your disclosure that SOL has traded below US$105 and above $270 per SOL in the 12 months preceding the date of this registration statement and that the current staking yield is approximately 6.78%. Please update your disclosure to provide more recent price and staking yield information for SOL.

5. We note that all your SOL holdings are custodied with OSL Group Limited. Please clarify the percentage of the custodied SOL tokens that are held in cold storage. In addition, please file the custody agreement with OSL as an exhibit to this registration statement, or tell us why it is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Management
Compensation, page 68

6. Please revise to disclose compensation paid to your executive officers and directors for the fiscal year ended December 31, 2025. Refer to Item 6.B. of Form 20-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We also remind you that your registration statement and non-public draft submission must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Juan Grana at 202-551-6034 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Steve Lin, Esq.